Filed by Software Acquisition Group Inc. III

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Software Acquisition Group Inc. III

Commission File No.: 001-40682

Commission File No. for the Related Registration

Statement: 333-262723

Date: July 27, 2022

Software Acquisition Group Inc. III Announces Effectiveness of Registration Statement and Special Meeting in Lieu of the 2022 Annual Meeting of Stockholders on August 22, 2022 to Approve Business Combination with Branded Online, Inc. dba Nogin

LAS VEGAS, Nevada and TUSTIN, California – July 27, 2022 – Software Acquisition Group Inc. III (Nasdaq: SWAG) (“SWAG III”), a special purpose acquisition company, today announced that SWAG III’s registration statement on Form S-4, relating to the previously announced business combination between SWAG III and Branded Online, Inc. dba Nogin (“Nogin” or the “Company”), a leading provider of Commerce-as-a-Service (“CaaS”) technology, has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

SWAG III will mail the definitive proxy statement/prospectus (the “Proxy Statement”) to stockholders of record as of the close of business on July 22, 2022 (the “Record Date”). The Proxy Statement contains a notice and voting instruction form or a proxy card relating to the special meeting in lieu of the 2022 annual meeting of SWAG III’s stockholders (the “Special Meeting”).

The Special Meeting to approve the proposed business combination is scheduled to be held on August 22, 2022 at 11:00 a.m. Eastern Time via a virtual meeting format at www.cstproxy.com/softwareacquisitiongroupiii/2022/. If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close and the combined entity’s common stock and warrants will commence trading on the Nasdaq Stock Market under the new ticker symbols “NOGN” and “NOGNW” shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, SWAG III requests that each stockholder complete, sign, date and return a proxy card (online or by mail) as soon as possible and, if by internet, no later than 11:59 p.m. Eastern Time on August 21, 2022 to ensure that such stockholder’s shares will be represented at the Special Meeting. Stockholders who hold shares in “street name” (i.e. stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any SWAG III stockholder does not receive the Proxy Statement, such stockholder should (i) confirm the status of his or her Proxy Statement with his or her broker or (ii) contact Morrow Sodali, SWAG III’s proxy solicitor, for assistance via e-mail at SWAG.info@investor.morrowsodali.com or toll-free call at (800) 662-5200. Banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400.

In addition, Nogin set August 10, 2022 as the deadline for the receipt of completed cash election forms from its stockholders. Additional details on the proposed business combination can be found in the original announcement from February 14, 2022, linked here.

About Nogin

Nogin is a leader in Commerce-as-a-Service (“CaaS”), a cloud-based headless enterprise eCommerce platform for brands and merchants. Companies leveraging CaaS deliver enterprise class eCommerce at scale without having to purchase, implement, manage, optimize, or support any of the underlying infrastructure. The Nogin “Intelligent Commerce Platform” delivers all the technology, research and development, and optimization needed for merchants to keep pace with big retail without all the capital costs, technical staff, time, and risk of doing it themselves. Visit www.nogin.com.

About Software Acquisition Group Inc. III

Software Acquisition Group Inc. III is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. SWAG III is led by Chairman and Chief Executive Officer, Jonathan Huberman, and Vice President of Acquisitions, Mike Nikzad. In addition to Messrs. Huberman and Nikzad, the Board of Directors includes Andrew Nikou, Stephanie Davis, Peter Diamandis, Steven Guggenheimer and Matt Olton.

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or SWAG III’s or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “would”, “seem”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “future”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward looking. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SWAG III and its management, and the Company and its management, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of SWAG III. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against SWAG III, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SWAG III, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the risk that SWAG III, the Company and certain other parties to the business combination and related transactions (collectively, the “Transactions”) may amend one or more agreements applicable to the Transactions prior to the closing of the Transactions, and/or that the Transactions may not be completed in a timely manner, in the amount described herein or at all; (6) the ability to meet stock exchange listing standards following the consummation of the business combination; (7) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in SWAG III’s (i) Annual Report on Form 10-K for the year ended December 31, 2021, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, (iii) definitive proxy statement/prospectus filed with the SEC on July 27, 2022 and (iv) other documents filed by SWAG III from time to time with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward looking statements, which speak only as of the date they are made. Neither SWAG III nor the Company undertakes any duty to update these forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

SWAG III has filed with the SEC a definitive proxy statement/prospectus relating to the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. This communication is not a substitute for any registration statement or for any other document that SWAG III or the Company may file with the SEC in connection with the proposed business combination. Investors and security holders are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials contain important information about the Company, SWAG III, and the proposed business combination.

The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination have been mailed to stockholders of SWAG III as of the Record Date. Stockholders may also obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge through the website maintained by the SEC at www.sec.gov, or by directing a request to: Software Acquisition Group Inc. III 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Participants in the Solicitation

SWAG III and the Company and their respective its directors and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies from SWAG III’s stockholders in connection with the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SWAG III is contained in SWAG III’s definitive proxy statement/prospectus dated July 27, 2022, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Software Acquisition Group Inc. III 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SWAG III in connection with the proposed business combination. A list of the names of the Company’s directors and executive officers and information regarding their interests in the proposed business combination are set forth in the definitive proxy statement/prospectus dated July 27, 2022.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts:

Software Acquisition Group Inc. III

Jonathan Huberman

Chief Executive Officer

jon@softwareaqn.com

Nogin Corporate Contact:

Spencer McNeill

EVP of Sales

smcneill@nogin.com

Nogin Investor Relations Contact:

Cody Slach and Tom Colton

Gateway Investor Relations

949-574-3860

nogin@gatewayir.com